FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-191331-08

_____________________________________________
Sent: Friday, May 15, 2015 3:46 PM
Subject: GSMS 2015-GC30 -- Final Pricing Details (external)

GSMS 2015-GC30 -- Final Pricing Details (external)
$1.155bn Fixed Rate CMBS Offering

Co-Lead Managers and Joint Bookrunners: Goldman, Sachs & Co. and Citigroup Global Markets Inc.
Co-Managers: Cantor Fitzgerald & Co., Deutsche Bank Securities and Drexel Hamilton, LLC

Class	Moody's/KBRA/MSTR	Size($mm)	WAL(yr)	C/E	Spread	Coupon	Yield	$px
A-1	Aaa(sf)/AAA(sf)/AAA	52.911	2.78	30.000%	S+38	1.439	1.430	99.99966
A-2	Aaa(sf)/AAA(sf)/AAA	138.851	4.87	30.000%	S+50	2.726	2.072	102.99868
A-3	Aaa(sf)/AAA(sf)/AAA	240.000	9.76	30.000%	S+84	3.119	3.011	100.99735
A-4	Aaa(sf)/AAA(sf)/AAA	353.977	9.88	30.000%	S+86	3.382	3.040	102.99817
A-AB	Aaa(sf)/AAA(sf)/AAA	81.051	7.22	30.000%	S+73	3.120	2.665	102.99804
A-S	Aa2(sf)/AAA(sf)/AAA	102.640	9.95	21.711%	S+125	3.777	3.435	102.99451
B	NR/AA-(sf)/AA-	73.071	9.95	15.810%	S+155	4.151	3.735	102.99341
C	NR/A-(sf)/A-	58.198	9.95	11.110%	S+225	4.195	4.435	97.70980
D	NR/BBB-(sf)/BBB-	53.989	9.95	6.750%	S+360	3.384	5.785	82.25229

Anticipated Timing
Anticipated Closing:          Fri, May 29th

The depositor has filed a registration statement (including a prospectus) with the SEC  (SEC File No. 333-191331)  for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 or by email to prospectus-ny@gs.com .

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